Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

CarMax, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-100311) on Form S-8 of CarMax, Inc. of our reports dated March 30, 2004, with respect to the consolidated balance sheets of CarMax, Inc. as of February 29, 2004 and February 28, 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended February 29, 2004, and the related financial statement schedule, which reports are included or incorporated by reference from the annual report to stockholders in the February 29, 2004, annual report on Form 10-K of CarMax, Inc.

/s/ KPMG LLP

Richmond, Virginia

May 10, 2004